

KBlock Tools LLC

Business Plan
Prepared May 2016

Contact Information
William Kenneth (Ken) Blocker
wkblocker2@sc.rr.com
803-422-9013

Table of Contents

Executive Summary

Opportunity

Problem

Fire hoses and nozzles are extremely difficult to operate and require more than one person to manage holding a charged line. Firefighters and other users of fire hoses and nozzles have often been injured while using a charged line. The injuries tend to be strains and sprains from extended use of handling the fire hoses and nozzles.

Solution

The Aqua Blaster is a new and innovative concept that incorporates a fire hose and fire nozzle in a way that will allow its end user to have and maintain enhanced control of a charged fire hose line when manually operating a fire hose and fire nozzle. The Aqua Blaster will be constructed and designed to aid in reducing and or eliminating body fatigue from the pressure that is being created by the fire hose and the fire nozzle when water or other agents are being discharged. Due to the variety of industries that use fire hoses and fire nozzles to accomplish specific tasks, the Aqua Blaster would have merit within multiple industries. The Aqua Blaster would allow tasks to be done with less stress while consuming less time and less manpower. This would cause tasks to be accomplished more efficiently.

Market

Initially, the target market is the firefighting industry. There are many uses for the Aqua Blaster. It can be used with water, foam, gel, and any other products for fighting fires or cleaning. Various aspects of power washing such as aircraft carriers, various other sea vessels, heavy construction equipment (off road mining equipment), and oil spill shoreline cleanup operations could benefit from having the Aqua Blaster. The Aqua Blaster is a product that can and will be sold nationally and internationally.

Competition

The Aqua Blaster is a unique offering since there is nothing else like it in the marketplace. It does not replace any existing equipment but it creates ease of use. The Aqua Blaster compliments products that are currently being used.

Why Us?

Ken Blocker trained with the Columbia, South Carolina Fire Department. It was during this training period that he thought about creating a device that would make it easier to manage and maneuver a fire hose and nozzle. Ken is passionate about safety and about creating a device that would create less stress and reduce injuries to the users of fire hoses. The Aqua Blaster can become a staple in every firehouse, navy ship, and industrial facility. No one will work as diligently to make certain of the Aqua Blaster's success than the team of Ken and Nevetta Blocker.

Expectations

Forecast

We are projecting sales of $10,512,000 in year 1 with a profit margin in excess of 40%. We are projecting sales of assumption of 7,008 units at a cost of $1,500 per unit. This is a conservative estimate because we want to show realistic projected sales. We expect an increase in sales of 10% to 20% in subsequent years.

As the Aqua Blaster makes its mark in the firefighting industry, we expect to have a minimum of 2 Aqua Blasters on each pumper truck. Fire stations would need to have a surplus on hand in the event of damage or having to leave the device in a *fight or flight situation*.

Nozzles range in price from $480 to $1,400. SCBA (self contained breathing apparatus) air cylinders range in price from $470 to $1,200. The $1,500 price per unit is in line with other firefighting equipment. The Aqua Blaster would present a cost savings to fire

stations because it would result in fewer injuries and fewer workers comp claims. The $1,500 cost would pay for itself.

Financial Highlights (Year one)



Revenue
Expenses & Costs
Net Profit
Net Loss
$1M
$750K
$500K
$250K
$0
($250K)
($500K)
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Months in Year 1

Financing Needed

KBlock Tools LLC needs financing in order to get the Aqua Blaster to market. Financing is needed for product development, product liability insurance, and a marketing campaign, and to produce the first units that are ready to be sold. KBlock Tools is in need of an investment and a partner with the business expertise that will help get the Aqua Blaster in the hands of users of fire hoses and nozzles.

Opportunity

Problem & Solution

Problem Worth Solving

Fire hoses and harnesses are used throughout the world in many capacities. Fire hoses and harnesses are difficult to manage and maneuver. Some firefighters have been severely injured and some have been fatally injured while handling fire hoses and nozzles.

"There were 63,350 firefighter injuries reported in the U.S in 2014. Strain, sprain, muscular pain resulted in more than half the major types of injuries received during fireground operations (53%) and non-fireground injuries (59%)." per *NFPA (National Fire Protection Agency)*

The Aqua Blaster will reduce the stress of holding a fire hose and nozzle. One person would be able to operate a hose and nozzle for extended periods of time. Volunteer firefighters with limited resources often have to respond to fires and emergency situations without help from other firefighters. The Aqua Blaster would enable volunteer firefighters to manage a charged hose without assistance.

Our Solution

The Aqua Blaster is a viable solution that makes the fire hose and harness much easier to handle and maneuver. The Aqua Blaster places the hose and harness right at the user's core relying on core strength rather than back and arm strength.

Target Market

The targeted markets for the Aqua Blaster are fire stations, the Navy, manufacturing and industrial facilities, and oil spill clean ups. Initially, KBlock Tools LLC would like to target the firefighting industry because it is the largest user of fire hoses and harnesses. The firefighting industry sets the tone for the introduction of new products.

The Navy uses fire hoses and harnesses to clean ship decks. The Aqua Blaster is a good fit for the Navy. After oil spills, fire hoses and harnesses are used for clean ups. The Aqua Blaster would help to eliminate fatigue for all end users.

Competition

Current Alternatives

Presently, fire hoses and harnesses are used manually. This requires tremendous manpower. The Aqua Blaster offers an alternative to the traditional way of managing the hose and harness.

Our Advantages

The Aqua Blaster provides ease of use when using a fire hose and harness. It eliminates fatigue and provides quick release motion in case of a fight or flight situation.

Execution

Marketing & Sales

Marketing Plan

We plan to advertise the Aqua Blaster in the catalogs of major fire equipment manufacturers and distributors. Ken has already spoken with a representative at W. S. Darley & Company. Darley is the largest distributor of firefighting equipment in the world. We will attend firefighting equipment trade shows and demonstrate the Aqua Blaster. We plan to use social media and any other available media outlets.

Sales Plan

KBlock Tools LLC's aim is to have the Aqua Blaster as an offering to fire stations and every end user of fire hoses. The major fire equipment manufacturers and distributors will be major targeted areas.

Milestones & Metrics

Milestones Table

Milestone	Due Date	Who's Responsible	Details
Prototype Development and Refinement #1	July 18, 2016	Ken Blocker	Initial meeting
Product Development and Refinement #2	August 18, 2016	Ken Blocker	
Product Development and Refinement #3	October 03, 2016	Ken Blocker	
Review Marketing Campaign	October 10, 2016	Nevetta Blocker	
Marketing Campaign Underway	November 14, 2016	Nevetta Blocker	
Product Development and Refinement #4	December 01, 2016	Ken Blocker	
Aqua Blaster Roll Out	January 02, 2017	Ken Blocker	

Key Metrics

The primary focus is manufacturing and marketing the Aqua Blaster yet minimizing manufacturing costs. We understand that new companies are often not profitable within the first 12-18 months but we project that the Aqua Blaster has the potential to be profitable within this time frame with the appropriate marketing.

Company

Overview

KBlock Tools LLC is registered as a limited liability corporation in the state of South Carolina. William Kenneth (Ken) Blocker is the founder. Ken's wife, Nevetta Blocker, is serving as the Chief Financial Officer. There are no outside investors at this time.

Team

Management Team

Ken Blocker is the creator and owner of KBlock Tools LLC. Ken trained with the City of Columbia Fire Department. It was while he was employed with the City of Columbia that Ken came up with the idea to create a hose and harness concept that would make handling a fire hose and harness more manageable. Ken has worked on this concept for the past 16 years. Ken has built many prototypes and has gotten input from many firefighters over the years. He has incorporated their ideas and constructive criticism to build the best possible prototype. Ken's greatest desire has been to save lives and to reduce injuries.

Nevetta Blocker has a Bachelor of Science in Financial Management from Clemson University. Nevetta was the Finance Director of the Central Midlands Council of Governments for 24 years. She was responsible for managing $12 to 14 million annually. With Nevetta's background in accounting and finance, she is the right person to serve with her husband as the Chief Financial Officer of KBlock Tools LLC.

Financial Plan

Forecast

Key Assumptions

Because the Aqua Blaster is such a new and novel idea, we have to estimate what the cost would be to use off the shelf products in the manufacturing process as well as having a manufacturer create the entire flow control device.

Financial Highlights (Year one)


Revenue
Expenses & Costs
Net Profit
Net Loss
$1M
$750K
$500K
$250K
$0
($250K)
($500K)
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Months in Year 1

Financial Highlights (Year one)



Financial Highlights (Year one)



Financing

Use of Funds

To start production of the Aqua Blaster, we will need funds to build the pre-production units that will be need to be tested to make certain that they meet industry standards and all regulatory agency standards.

We will use the $500,000 as follows: $40,000 for product liability; $8,000 for the utility patent; $217,000 for marketing; $150,000 for product development; $25,000 for legal fees; $60,000 for salary for Ken.

Sources of Funds

We are seeking an investor and a business partner who has the business expertise to help us get the Aqua Blaster to market.

Statements

Projected Profit & Loss

	FY2017	FY2018	FY2019
Revenue	$5,256,000	$11,563,500	$12,720,000
Direct Costs	$1,042,880	$1,774,080	$1,774,080
Gross Margin	$4,213,120	$9,789,420	$10,945,920
Gross Margin %	80%	85%	86%
Operating Expenses			
Salary	$60,000	$60,000	$60,000
Employee Related Expenses			
Product Liability Insurance	$19,998	$40,000	$40,000
Utility Patent	$8,000		
Marketing	$217,000	$150,000	$150,000
Product Development	$150,000	$40,000	$40,000
Legal Fees	$25,000		
Total Operating Expenses	$479,998	$290,000	$290,000
Operating Income	$3,733,122	$9,499,420	$10,655,920
Interest Incurred			
Depreciation and Amortization			
Income Taxes	$746,624	$1,899,884	$2,131,184
Total Expenses	$2,269,502	$3,963,964	$4,195,264
Net Profit	$2,986,498	$7,599,536	$8,524,736
Net Profit / Sales	57%	66%	67%

Projected Balance Sheet

	FY2017	FY2018	FY2019
Cash	$4,173,794	$11,850,092	$20,461,566
Accounts Receivable	$0	$0	$0
Inventory			
Other Current Assets			
Total Current Assets	**$4,173,794**	**$11,850,092**	**$20,461,566**
Long-Term Assets			
Accumulated Depreciation			
Total Long-Term Assets			
Total Assets	**$4,173,794**	**$11,850,092**	**$20,461,566**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$424,496	$474,971	$532,796
Sales Taxes Payable	$262,800	$289,087	$318,000
Short-Term Debt			
Prepaid Revenue			
Total Current Liabilities	**$687,296**	**$764,058**	**$850,796**
Long-Term Debt			
Total Liabilities	**$687,296**	**$764,058**	**$850,796**
Paid-in Capital	$500,000	$500,000	$500,000
Retained Earnings		$2,986,498	$10,586,034
Earnings	$2,986,498	$7,599,536	$8,524,736
Total Owner's Equity	**$3,486,498**	**$11,086,034**	**$19,610,770**
Total Liabilities & Equity	**$4,173,794**	**$11,850,092**	**$20,461,566**

Projected Cash Flow Statement

	FY2017	FY2018	FY2019
Net Cash Flow from Operations			
Net Profit	$2,986,498	$7,599,536	$8,524,736
Depreciation and Amortization			
Change in Accounts Receivable	$0	$0	$0
Change in Inventory			
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$424,496	$50,475	$57,825
Change in Sales Tax Payable	$262,800	$26,287	$28,913
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$3,673,794**	**$7,676,298**	**$8,611,474**
Investing & Financing			
Assets Purchased or Sold			
Investments Received	$500,000		
Change in Long-Term Debt			
Change in Short-Term Debt			
Dividends & Distributions			
Net Cash Flow from Investing & Financing	**$500,000**		
Cash at Beginning of Period	$0	$4,173,794	$11,850,092
Net Change in Cash	$4,173,794	$7,676,298	$8,611,474
Cash at End of Period	**$4,173,794**	**$11,850,092**	**$20,461,566**